Exhibit 1.01 Conflict Mineral Form SD

Allergan plc

Conflict Minerals Report

For the reporting period from January 1, 2017 to December 31, 2017

This Conflict Minerals Report (the “Report”) of Allergan plc (the “Company” or “Allergan”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2017 to December 31, 2017 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as “3TG,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries,” for the purposes of the Rule and the Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is a global specialty pharmaceutical company engaged in the development, manufacturing, marketing, and distribution of brand name pharmaceutical products (“brand”, “branded” or “specialty brand”), medical aesthetics, biosimilar and OTC pharmaceutical products. The Report relates to products: (i) for which 3TG are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.

In accordance with the Rule, all products manufactured or contracted to be manufactured by the Company were assessed to determine whether they potentially contained 3TG. Through its assessment process, the Company determined to the best of its knowledge that the following products may contain 3TG: the CoolSculpting® system, the TrueTearTM device, and the Earfold® device (collectively, the “Covered Products”), as further described below.

As discussed below, following the performance of a reasonable country-of-origin inquiry (“RCOI”) and due diligence on the source and chain of custody of the 3TG used in the manufacture of the Covered Products, the Company has reasonably concluded that is unable to determine whether the manufacture of any of the Covered Products utilized 3TG that directly or indirectly financed or benefited armed groups in the Covered Countries.

Description of the Company’s Products Covered by the Report

As mentioned above, all products manufactured or contracted to be manufactured by the Company were assessed to determine whether they potentially contain 3TG. Through its assessment process, the Company determined to the best of its knowledge that the following products may contain 3TG:

1)

The CoolSculpting® system, which is designed to selectively reduce stubborn fat bulges. The Company manufactures or contracts to manufacture the CoolSculpting® control unit, CoolSculpting® applicators, and related consumables needed to perform CoolSculpting® procedures(collectively, the “CoolSculpting® System”).

2)

The TrueTearTM device, which is designed to temporarily increase tear production through neurostimulation. The Company manufactures or contracts to manufacture the TrueTearTM base unit and disposable tips needed to perform TrueTear procedures (collectively, the “TrueTearTM Device”).

3)	The Earfold® device, which is designed for the correction of prominent ears. The Company manufactures or contracts to manufacture the Earfold® implant and the handheld device needed to perform Earfold® procedures (collectively, the “Earfold® Device”).

Reasonable Country-of-Origin Inquiry

The Company conducted a good faith RCOI regarding the 3TG used in the manufacture of the Covered Products. This good faith RCOI was designed to reasonably determine whether any of the 3TG used in the manufacture of the Covered Products originated in the Covered Countries or came from recycled or scrap sources. The Company’s RCOI involved engaging its direct suppliers to identify other relevant suppliers, smelters and refiners in the supply chain of the Covered Products. As part of this process, the Company leveraged the Conflict Minerals Reporting Template (“CMRT”) available through the Responsible Minerals Initiative (“RMI,” and formerly known as the Conflict-Free Sourcing Initiative). As a result of the RCOI, the Company was unable to conclude that (i) it has no reason to believe that any of the 3TG used in the manufacture of the Covered Products originated in the Covered Countries or (ii) it reasonably believes the 3TG used in the manufacture of the Covered Products came from recycled or scrap sources. Accordingly, the Company also performed due diligence on the source and chain of custody of the 3TG used in the manufacture of the Covered Products.

The Due Diligence Process

The supply chain with respect to the Covered Products is complex, and the manufacturing process for the Covered Products is significantly removed from the mining, smelting and refining of 3TG. The Company did not purchase 3TG directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of 3TG. Moreover, the Company believes that the smelters and refiners of the 3TG are best situated to identify the sources of 3TG and, therefore, the Company took steps to identify the applicable smelters and refiners of 3TG in the supply chain for the manufacture of the Covered Products. However, tracing these minerals to their sources was a challenge that required the Company to rely on its suppliers to obtain information regarding the origin of the 3TG used in the manufacture of the Covered Products, and the information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of 3TG, the Company’s ability to verify the accuracy of information reported by suppliers was limited. Accordingly, only reasonable, not absolute, assurance can be provided regarding the source and chain of custody of the 3TG used in the manufacture in the Covered Products.

Design of Due Diligence

The Company’s due diligence measures were designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with its position as a company that is not involved in the mining, smelting or refining of 3TG.

Description of Due Diligence Measures

The Company’s due diligence measures performed with respect to Covered Products were as follows.

Establish Strong Company Management Systems

•

Code of Conduct. The Company has a Code of Conduct (the “Code”) applicable to everyone who conducts business on behalf of the Company, which was in effect during the Reporting Period. The Code states in part that the Company is committed to the responsible sourcing of its products and that suppliers share its commitment to doing business with integrity. The Code can be found at https://www.allergan.com/investors/corporate-governance/code-of-conduct.

•

Procurement Policy. The Company has a Procurement Policy that establishes principles for purchasing goods and services from suppliers, which provides that the Company is committed to acting ethically in the purchase of goods and services and to engaging with third parties who embrace the same standards which was in effect during the Reporting Period. Prior to engagement of a supplier, the Company evaluates the supplier through risk-based assessments in accordance with the Procurement Policy. The Company expects all potential suppliers to comply with all federal, state, and local rules and regulations, and to be committed to the highest ethical and quality standards.

•	3TG Team. The Company has a 3TG management team, consisting of members of the Company’s Procurement team, Third Party Manufacturing team, and Legal department, to oversee the Company’s 3TG due diligence efforts and consider and address potential risks within the Company’s supply chain. The 3TG management team had periodic meetings and communications about the process used to collect data and to review and analyze the collected data relating to 3TG.

•	System of Controls and Transparency. The 3TG management team collectively devised a plan for internal information management and supplier engagement relating to 3TG (the “3TG Plan”). The 3TG Plan was designed to collect and retain the information necessary to support the Company’s 3TG inquiry and reporting.

•	Engagement with Suppliers. The Company engaged with suppliers for Covered Products principally by communicating to those suppliers information and guidance regarding the Company’s requirements under the Rule as well as the Company’s standards and expectations of suppliers.

•	Grievance Mechanism. The Company has an established Allergan Integrity Action Line that was in effect during the Reporting Period. Customers, employees or other interested parties were able to use the Allergan Integrity Action Line to provide anonymous information about the Company, including grievances or other information related to 3TG.

Identify and Assess Risk in the Supply Chain

•	Identification of Relevant Suppliers. To identify relevant suppliers, the Company’s Procurement team identified all direct suppliers for the Covered Products. The Company identified 57 direct suppliers for the Covered Products, the manufacture of which was completed in 2017. Consistent with the 3TG Plan, the Company surveyed all of these direct suppliers, sending to each such supplier a letter informing such supplier of the Company’s obligations under the Rule and requesting that such supplier identify all materials it provided to the Company that included 3TG.

•

Identification of Smelters and Refiners in the Supply Chain. The Company asked any of these direct suppliers who were identified as providing materials that included 3TG to identify the countries of origin of the 3TG, including mine location, as well as all smelters or refiners in their supply chains used in the manufacture of the Covered Products that process or supply these 3TG and whether these 3TG came from recycled or scrap sources. If any of these direct suppliers were unable to provide this information, the Company requested that they ask their sub-suppliers for this information in turn, so as to eventually identify the countries of origin, mine location and smelters and refiners in the supply chains. In conducting its RCOI and supply chain due diligence, the Company leveraged the CMRT available through the RMI and also referred suppliers to other resources publicly available through the RMI’s Responsible Minerals Assurance Process (the “RMAP”). The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. The Company requested that these suppliers provide information on a product-level basis. However, some of these suppliers identified smelters or refiners on a division- or company-wide basis, and, as a result, not all smelters or refiners identified by these suppliers were necessarily used to process 3TG in the Covered Products. Additionally, as part of the Company’s outreach to these suppliers, the Company encouraged these suppliers to provide all information relevant to the 3TG process.

•	Assessment of Risk. 55 of the 57 suppliers have responded to this year’s survey as of the time of filing. The Company reviewed the CMRTs and other information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies, as well as to determine, to the extent available, the country of origin of the 3TG used in the manufacture of the Covered Products. The 3TG management team discussed any issues that were identified in the responses and additional follow-up was done with suppliers as necessary. When information provided by suppliers appeared to be incomplete, or potentially incorrect, the Company made further inquiry to better understand the underlying facts or requested supplemental information. The Company has continued to follow up with suppliers and to provide feedback as appropriate.

Design and Implement a Strategy to Respond to Identified Risks

•	To the extent that the Company was able to identify smelters and refiners which process 3TG ultimately used in the Covered Products based on data provided by its suppliers, the Company took steps to assess the smelter’s or refiner’s due diligence on 3TG to the extent practicable. In particular, the Company examined the information provided in the CMRT to determine if the smelter or refiner had been validated under the RMAP as “conformant” with the RMAP assessment protocols (“RMAP conformant”). The RMAP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the RMAP’s assessment protocols, which validate smelters’ management processes for responsible mineral procurement. Of the smelters or refiners that have been identified as potentially applicable, some have not been identified as RMAP conformant. The Company has encouraged all suppliers sourcing from those smelters or refiners to source from RMAP conformant smelters or refiners.

•	During the Reporting Period, the Company evaluated its relationships with its suppliers on an ongoing basis, and one factor that it took into account was the extent to which it believed that a supplier had failed to reasonably comply with the Company’s policies and expectations. In selecting suppliers, the Company takes took into account a supplier’s willingness to comply with the Company’s policies and expectations.

Consider Independent Third-Party Audit of Supply Chain

•	During the Reporting Period, the Company did not have any direct relationships with smelters or refiners that process 3TG, and it did not perform or direct audits of any smelters or refiners within its supply chain. Instead, the Company has relied on information collected and provided by independent third-party audit programs, such as the RMAP.

•	Under SEC guidance, the Company is not required to perform an Independent Private Sector Audit with respect to the Report.

Report Annually on Supply Chain Due Diligence

•	The Company expects to report on its due diligence with respect to 3TG annually, as required by the Rule, and has posted the Report on its website.

Conclusions

Identified Smelters and Refiners. While some of the Company’s suppliers provided information for the particular materials containing 3TG they supply to the Company, several of the suppliers provided information respecting 3TG on a division- or company-wide basis. Where a supplier provided product-level information or what reasonably appeared to be product-level information, the smelters or refiners identified by the supplier are listed below. However, where a supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify with any reasonable level of confidence the particular smelter or refiner that processed the 3TG contained in the particular materials supplied to the Company and used in the Covered Products, and thus did not include such smelters or refiners below. Based on the information that was provided by the Company’s suppliers and otherwise obtained through the Company’s due diligence process, to the extent reasonably determinable, the Company believes that the facilities that were used to process the 3TG contained in the Covered Products included the following smelters and refiners: CNMC (Guangxi) PGMA Co. Ltd., CV United Smelting, DODUCO Contacts and Refining GMBH, EM Vinto, Malaysia Smelting Corporation, Metallo Belgium N.V., Mineracao Taboca S.A., Minsur, Mitsubishi Materials Corporation, Operaciones Metalurgical S.A., PT Bangka Tin Industry, PT Bukit Timah, PT DS Jaya Abadi, PT Stanindo Inti Perkasa, PT Timah Persero Tbk Kundar, PT Timah Persero Tbk Mentok, PT Tinido Inter Nusa, Royal Canadian Mint, Rui Da Hung Thaisarco, and Yunnan Tin Company Limited. All of these smelters and refiners have been found to be RMAP conformant except for CNMC (Guangxi) PGMA Co. Ltd. and Royal Canadian Mint.

Identified Countries of Origin. As noted above, where a supplier provided product-level information or what reasonably appeared to be product-level information, the countries of origin of the 3TG used in the manufacture of the Covered Products identified by such supplier are listed below. However, where a supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify with any reasonable level of confidence the particular countries of origin of the 3TG contained in the particular materials supplied to the Company and used in the Covered Products, and thus did not include the country of origin below. Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information to determine the country of origin of all of the 3TG used in the manufacture of the Covered Products; however, based on the information that has been obtained, the Company reasonably believes that the countries of origin of the 3TG include the following countries: Bolivia, Brazil, Canada, China, Germany, Indonesia, Japan, Malaysia, Peru, Taiwan, and Thailand.

Efforts to Identify Mine of Origin. The Company has undertaken the following efforts to identify the specific mine or location of origin of the 3TG within the above-referenced countries of origin: the Company has undertaken the RCOI and due diligence process described above and continues to follow up with its suppliers to gather additional details and information as appropriate.

Conclusion. After performing the due diligence described above, the Company was unable to determine whether or not any of the Covered Products contain 3TG from the Covered Countries.

Future Due Diligence and Risk Mitigation. The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the 3TG contained in the Company’s products benefit armed groups in the Covered Countries: engage with suppliers to obtain current, accurate, and complete information about the supply chain and encourage suppliers to implement responsible sourcing.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this Form SD that refer to future events or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective on existing trends and information as of the date of this document. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business. These factors include, among others, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for 3TG (including the possibility of inaccurate information, fraud and other irregularities); inadequate supplier education and knowledge; limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information; limitations on Allergan’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others; and other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2017 and Allergan’s Quarterly Report on Form 10-Q for the period ended March 31, 2018. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.